Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 24, 2013. Stockholders voted as indicated below:

						Affirmative     Against  Abstain

Re-election of Joseph T. Grause, Jr.-Class I
to serve until 2016 				  6,977,674     225,880   67,120

Re-election of Julian Reid-Class I
to serve until 2016 				  6,993,369     225,073   52,233


Ms. Marran H. Ogilvie and Messrs. Christopher B. Brader and Richard A. Silver continue to serve as Directors of the Fund.